SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                  RYANAIR AWARDS 3% PAY INCREASE TO EMPLOYEES
               ONE OF THE HIGHEST PAY EU AIRLINES JUST GOT BETTER

Ryanair today (Tuesday, 17th May 2005) confirmed that following a round of direct negotiations with its staff in the month of April, it had implemented a 3% pay increase backdated to 1st April 2005.

This 3% increase will apply to all staff groups across Europe who participated in the direct negotiations with the Company. Only the Dublin based pilots chose not to negotiate directly with the Company and as a result they have not at this time enjoyed a pay increase, however the door remains open to this group should they choose to avail of it. All of Ryanair's other people will benefit.

Ryanair's Director of Personnel, Eddie Wilson said:

        "This salary increase is a reward for the productivity and the dedication of our people who continue to work hard to make Ryanair Europe's No 1 low fares airline. While traffic growth remains strong, higher oil prices mean that cost control remains vital.

        "Despite high oil prices and over capacity in many European markets, Ryanair will again be one of the few airlines in Europe to award salary increases and secure careers for our people. This pay increase reinforces the strength of Ryanair's model whereby people negotiate directly with the Company and as a result enjoy better pay and conditions than our low pay unionised competitors".


                    Airline                   Average Salary*

                    Ryanair                   EUR49,992
                    Easyjet                   EUR46,901
                    Lufthansa                 EUR41,912
                    British Airways           EUR41,423


*Average salary per employee based on information from last available annual reports.

Ends.                         Tuesday, 17th May 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 May 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director